Exhibit 99.1

Allot Communications: 10% Revenue Rise and Expanded Net Profit
for First Quarter of 2012

--Revenues reach $24.2 million; EPS was $0.15 on a non-GAAP basis ($0.10 on a GAAP basis)--

Key highlights:

- First quarter revenues reached $24.2 million, a 41% increase over the first quarter of 2011 and 10% increase over previous quarter

- First quarter non-GAAP net profit of $5.0 million; non-GAAP EPS increases to $0.15 from $0.14 in the fourth quarter of 2011, despite dilution effect due to public offering

- Cash, cash equivalents and marketable securities totaled $165.4 million; generated approximately $4.4 million in cash from operations during the quarter

Hod Hasharon, Israel – May 1, 2012 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile data worldwide, today announced continued growth in sales and profitability during the first quarter of 2012.

Total revenues for the first quarter of 2012 reached $24.2 million, a 41% increase from the $17.2 million of revenues reported for the first quarter of 2011, and a 10% increase from the $22.0 million of revenues reported for the fourth quarter of 2011.  On a GAAP basis, net profit for the first quarter of 2012 was $3.2 million, or $0.10 per basic and diluted share. This compares with net profit of $1.6 million, or $0.07 per basic share and $0.06 per diluted share, in the first quarter of 2011, and net profit of $3.5 million, or $0.13 per basic share and $0.12 per diluted share, in the fourth quarter of 2011.

The weighted average number of diluted shares increased in the first quarter of 2012 mainly reflecting the issuance of new shares as part of the Company’s public offering which closed on November 15, 2011.  The share count now fully reflects all shares issued in the public offering.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization of certain intangibles and certain one-time charges incurred related to M&A activities and compliance with regulatory matters, non-GAAP net profit for the first quarter of 2012 totaled $5.0 million, or $0.16 per basic share and $0.15 per diluted share, compared with non-GAAP net profit of $2.2 million, or $0.09 per basic share and $0.08 per diluted share, for the first quarter of 2011, and non-GAAP net profit $4.2 million or $0.15 per basic share and $0.14 per diluted share, for the fourth quarter of 2011.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Revenues continued to grow during the quarter as we continue to see a healthy inflow of both new and expansion orders," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “As we predicted, over-the-top (OTT) applications are not only overwhelming networks, but are now actually impacting service providers’ revenues by offering free and low-cost alternatives to their offerings.  Our solutions not only provide a way to manage bandwidth consumption for these services, but offer our customers the ability to monetize their networks by introducing creative data plans and to actually share revenues with OTT content providers.”

Recently, the Company achieved the following significant goals:

•	During the quarter, received orders from 17 large service providers, 5 of which represented new customers;

•	Announced it had received a follow-on order from an Asian Tier 1 mobile operator to support an LTE network rollout;

•	Announced it had received an initial order worth approximately US$4 million from a Tier 1 Latin American fixed/mobile operator; and

•	Announced signing a definitive agreement to purchase Ortiva Wireless, which provides Allot with a best-of-breed video optimization solution.

As of March 31, 2012, cash, cash equivalents, short term deposits and marketable securities totaled $165.4 million, with no debt.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its first quarter 2012 earnings results on Tuesday, May 1, 2012, at 8:30 AM ET, 3:30 PM Israel time. The quarterly financial results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: +1 646 254 3361, UK: +44 (0)20 3364 5381, Israel: +972 3763 0146, participant code 4105861.

A replay of the conference call will be available from 12:01 am ET on May 4, 2011 through May 31, 2012 at 11:59 pm UK time.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 4105861#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises worldwide. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships and the integration of Ortiva Wireless technology, business, and operations with those of the Company, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com